Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian,
°
Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
H. Roger Schwall
Assistant Director
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
By Facsimile and EDGAR
4 April 2006
Dear Mr. Schwall:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2005
Filed on December 22, 2005
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated March 20, 2006 of the staff (“Staff”) of the
Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the
above referenced Form 20-F, as amended (the “2005 Form 20-F”), of Gold Fields Limited (“Gold Fields”
or the “Company”). For your convenience, each comment is repeated below, prior to the response.
Management has discussed the content of this letter with its auditors.
Information on the Company, page 19
Gold Fields’ Exploration Projects, page 54
1.
In the paragraph below the exploration table you explain that equity investments and capitalized exploration expenditures at APP and Cerro Corona totaled approximately $52.5 million during fiscal 2005. Under U.S. GAAP, exploration expenditures are generally expensed as incurred. As such, explain to us and revise your disclosure to explain why these exploration expenditures were capitalized. Include any specific accounting literature you utilized in determining the classification of the expenditures.

Response
The Company acknowledges the Staff’s comment and confirms that, in preparation of its U.S.
GAAP financial statements, all exploration expenditure prior to the completion of a final bankable feasibility study to establish proven and probable reserves are expensed as incurred.
On a supplemental basis, the Company wishes to advise the Staff that the reference to $52.5 million was made in item 4 – discussing the Company’s exploration activities in the overall context of its business activities – and therefore intended to discuss exploration expenditures from an operational perspective and not from the accounting perspective in terms of how the expenditures were treated under U.S. GAAP in the Company’s financial statements. The $52.5 million consists of approximately $23.2 million used to purchase marketable equity instruments of “exploration-
type” companies, $17.3 million exploration expenditures incurred at APP and $12.0 million of project acquisition costs relating to Cerro Corona. In the Company’s U.S. GAAP financial statements, the $23.2 million used to purchase marketable equity securities of “exploration-type”
companies were accounted for as available-for-sale securities at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. The $17.3 million of exploration expenditures incurred at APP was expensed in accordance with the Company’s accounting policy for exploration expenditures. The project acquisition costs relating to Cerro Corona represented costs incurred during fiscal 2005 that were directly attributable to the acquisition of Cerro Corona. This acquisition was completed in fiscal
2006 and the amounts capitalized at June 30, 2005 transferred to investments.
The Company will ensure that its disclosure in future filings distinguishes between expenditures that are broadly associated with the Company’s exploration activities but that would not qualify as
“exploration expenditures” in the accounting sense, and those that represent exploration expenditures that are expensed as incurred in the Company’s financial statements. The
Company will also ensure that the appropriate level of disclosure is provided on the accounting treatment for such costs under U.S. GAAP, when such disclosure would enhance the investors understanding of the Company’s business.
Document on display, page 146
2.
Please update to the current address of the Securities and Exchange Commission, which is 100 F
Street NE, Washington, DC 20549. The room number may be deleted.
Response
The Company acknowledges the Staff’s comment and will revise its disclosure in future filings with the Commission.
Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

3.
We note you disclose Cash Flow from Operations Before Taxation and Working Capital Changes.
Such a measure is not defined in U.S. GAAP. Item 10(e) of Regulation S-K specifically prohibits non-GAAP financial measures from being presented on the face of the financial statements or in the accompanying footnotes. As such, please remove this measure from your consolidated statements of cash flows.
Response
The Company acknowledges the Staff’s comment and will revise its cash flow presentation in future filings with the Commission to remove this non-GAAP financial measure from its consolidated statements of cash flows.
Note 13 Long-Term Loans, page F-26
(a) Mvelaphanda Loan Agreement, page F-26
4.
We note from your disclosure that on the date the loan is repaid, Mvelaphanda Gold Limited
(Mvela) is obligated to use the entire proceeds to subscribe for new shares in GFIMSA, which at the option of Mvela or you, can be exchanged into ordinary shares of Gold Fields. Please explain to us what consideration you have given to including the shares issuable to Mvela in your calculation of diluted earnings per share. Please include the specific accounting literature you relied upon in reaching your conclusion.
Response
The Company acknowledges the Staff’s comment and wishes to advise the Staff on a supplemental basis that it has followed the provisions of FAS 128, “Earnings per Share” in its computation of basic and diluted (loss) earnings per share.
For the purposes of computing diluted (loss) earnings per share for fiscal 2005 and 2004, Gold
Fields adjusted its (loss) income available to common shareholders used in the basic earnings per share calculation to add back the after-tax amount of interest recognized on the Mvelaphanda
Loan Agreement. The after-tax amount of interest recognized on the Mvelaphanda Loan
Agreement amounted to $34.1 million in fiscal 2005 and $10.9 million in 2004. Similarly, the
Company adjusted the weighted average number of common shares outstanding (denominator)
to include the number of additional common shares that would have been outstanding, assuming the most advantageous conversion rate or exercise price from the standpoint of the security holders. The result of these adjustments increased the weighted average number of shares used in the computation of basic (loss) earnings per share by 55,000,000 and 15,821,918 shares during fiscal 2005 and 2004, respectively. The combined effect of these adjustments was to decrease diluted loss per share in fiscal 2005 from 42 cents per share to a loss of 32 cents per share, on a fully diluted basis. Similarly, in fiscal 2004, the inclusion of the weighted average incremental shares from the assumed conversion of Mvelaphanda Loan Agreement and add-back of the related interest expense increased diluted earnings per share from 10 cents per share to 12 cents per share, on a fully diluted basis.

Therefore, since the inclusion of these potential shares would have been antidilutive in both fiscal
2005 and 2004, they have been ignored in the computation of diluted (loss) earnings per share.
The Company will revise its future filings to disclose, in its earnings per share computations, a description of securities that could potentially dilute basic (loss) earnings per share in future but were not included in the computation of diluted (loss) earnings per share because to do so would have been antidilutive for the periods presented.
Engineering Comments
General
5.
The safety record of your South African, Ghanaian, and Australian operations is stated to be better than the national or regional averages. Briefly quantify this regional or national performance in regard to injury and fatality rates and compare your actual performance. Agglomerate and generally disclose the last three years regional or national averages to your operations for similar operations in tabular form.
Response
In evaluating its safety record the Company looks at information from a variety of sources. These sources include statistics published by the South African Department of Minerals and Energy (the
“DME”), by the Minerals Council of Australia and by the Mines and Aggregates Safety and Health
Association in Ontario, Canada (which are used by many companies as an international benchmark), as well as information published by other gold mining companies. In most instances this information is not directly comparable to the Company’s own statistics, either because it is prepared on a different basis or because it is not as current. For example, the DME reports lost day injury rates on the basis of injury rates per 1000 workers while the Company tracks injuries per million man hours. The Company believes the information available is adequate to support its general assertions regarding its safety record as compared to the relevant national average but that because of the lack of direct comparability, any presentation of industry information would not assist a reader and could potentially be misleading. Notwithstanding its comfort regarding its current disclosure, because of the difficulty in obtaining current, comparable industry information about injury and fatality rates in the areas where it operates, in future filings the Company intends to report only information relating to its own operations, without industry comparisons.
6.
As footnotes, or as part of your reserve tables, or text within the property description, disclose the following:
•
The mine dilution factor for each mine.
•
The mining recovery factor for each mine.
•
The metallurgical recovery factor for each mine.
• The cutoff grade or pay limit for each operation.

Response
The Company acknowledges the Staff’s comment and respectfully submits that the metallurgical recovery factor for each mine is already included in footnote (1) to its ore reserve table. The
Company believes that the additional requested information is not material, but will revise its reserve table presentation in future filings with the Commission to include also the mine dilution factor for each mine, the mining recovery factor for each mine and cutoff grade or pay limit for each operation.
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
*   *    *    *    *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited

cc: Mark Wojciechowski, Securities and Exchange Commission
George K. Schuler, Securities and Exchange Commission
Paul Pretorius, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters